UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-38691

AURORA CANNABIS INC.

(Translation of registrant’s name into English)

500-10355 Jasper Avenue,

Edmonton, Alberta,

Canada T5J 1Y6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 99.1 and 99.2 to this Form 6-K are hereby filed and incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-254096).

EXPLANATORY NOTE

This Form 6-K/A is being filed solely to incorporate by reference Exhibits 99.1 and 99.2 to this Form 6-K into the registrant’s Registration Statement on Form F-10 (File No. 333-254096).

SUBMITTED HEREWITH

Exhibit Number	Description of Exhibit

99.1*	Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2021 and 2020

99.2*	Interim Management’s Discussion and Analysis for the three and six months ended December 31, 2021 and 2020

99.3*	Certification of Chief Executive Officer

99.4*	Certification of Chief Financial Officer

*	Previously filed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURORA CANNABIS INC.

/s/ Glen Ibbott
Glen Ibbott
Chief Financial Officer

Dated: February 14, 2022